

July 5, 2012

Via E-mail
Pamela H. Patsley
Chairman and Chief Executive Officer
MoneyGram International, Inc.
2828 N. Harwood St., 15th Floor
Dallas, TX 75201

> **Re: MoneyGram International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 4, 2012**
> **File No. 001-31950**

Dear Ms. Patsley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. Please tell us what consideration you gave to adding an introduction or overview to your Management's Discussion that would include the most important matters on which management focuses in evaluating your financial condition and operating performance and would provide the context for the discussion and analysis of the financial statements. The overview should identify and address those key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of the company. Refer to Release No. 33-8350 for additional guidance.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Restructuring and Reorganization Expenses, page F-17

2.   Tell us what consideration you gave to including all of the disclosures required by ASC 420-10-50-1, including a description of the restructuring activities as well as the total amounts expected to be incurred, the cumulative amounts incurred, and a reconciliation of the related liability for each major type of cost.

Part III (Incorporated by Reference to the Definitive Proxy Statement Filed March 9, 2012)

Transactions with Related Persons, page 50

3.   Please tell us if you have a written agreement with Ceridian Corporation in relation to the provision of payroll processing services and, if so, why the agreement has not been filed as an exhibit to your Form 10-K. Also, there does not appear to be a discussion of your agreement with West Interactive Corporation in the Form 10-K and the agreement does not appear to have been filed as an exhibit. Please advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 3 – Fair Value Measurements, page 9

4.   Please describe what consideration you gave to the disclosure requirements provided by ASC 820-10-50 as updated by ASU 2011-04. In this regard, tell us how you comply with ASC 820-10-50-2.

Note 7 – Debt, page 14

5.   We note your statement that the Company was in compliance with its financial covenants as of March 31, 2012. We note a similar statement in your 2011 Form 10-K, except that you also state that you were in compliance by a substantial margin. Please tell us whether you are indeed in compliance by a substantial margin as of March 31, 2012. If not, tell us what consideration you gave to addressing the potential of not being in compliance within your liquidity discussion in MD&A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief